Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
 N e w s  R e l e a s e

Investor Contacts:
Suresh Kumar	Lim Li Chuen
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	lclim@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Celestine Lim
(1) 408.941.1185	(65) 6360.4705
tiffanys@charteredsemi.com	celestinelim@charteredsemi.com
All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.
CHARTERED REPORTS RESULTS FOR FIRST QUARTER 2008
•	Chartered revenues of $388.2 million in 1Q 2008, up 19.9 percent from 1Q 2007 and up 10.1 percent sequentially. Revenues including Chartered’s share of SMP of $414.1 million, up 19.9 percent from 1Q 2007 and up 9.6 percent sequentially.

•	Net income of $2.4 million, compared to net income of $6.3 million in 1Q 2007 and net income of $5.9 million in the previous quarter.
SINGAPORE — April 25, 2008 — Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced its results for first quarter 2008.

“Chartered revenues and revenues including our share of SMP were up about 20 percent compared to the year ago period. Sequentially, Chartered revenues and revenues including our share of SMP were up about 10 percent, coming in above the high end of the guidance we had provided on March 14, 2008. Revenues from 90 nanometer (nm) and 65 nm, including both SOI and bulk technologies, grew approximately 10 percent compared to fourth quarter 2007, and represented 17 percent of our total business base revenues. We ended the quarter with a net income of $2 million, which included income related to a licensing arrangement,” said George Thomas, senior vice president and CFO of Chartered.
Summary of First Quarter 2008 Performance
•	Revenues were $388.2 million in first quarter 2008, up 19.9 percent from $323.8 million in first quarter 2007. Revenues including Chartered’s share of SMP were $414.1 million, up 19.9 percent from $345.3 million in the year-ago quarter, primarily due to strength in the communications sector and to a lesser extent the consumer sector, partially offset by weakness in the computer sector. Sequentially, revenues were up 10.1 percent compared to $352.6 million in fourth quarter 2007. Revenues including Chartered’s share of SMP were up 9.6 percent from $377.8 million in fourth quarter 2007, primarily due to strength in the communications sector and to a lesser extent the consumer sector, partially offset by weakness in the computer sector.
•	Gross profit was $64.6 million, or 16.6 percent of revenues, down from a gross profit of $71.8 million, or 22.2 percent of revenues in the year-ago quarter, primarily due to lower selling prices, partially offset by lower cost per wafer resulting from higher production volumes over which fixed costs are allocated. Gross profit was up 6.8 percent sequentially from $60.5 million, or 17.2 percent of revenues in fourth quarter 2007, primarily due to higher revenues resulting from higher shipments.
•	Other revenue which primarily relates to rental income from SMP (Fab 5) was $5.6 million, essentially flat compared to the year-ago quarter.
•	Research and development (R&D) expenses were $45.4 million, an increase of 21.0 percent from the year-ago quarter, primarily due to higher development activities related to the advanced 45nm technology node and higher payroll-related expenses.
•	Sales and marketing expenses were $17.6 million, up 23.5 percent compared to $14.2 million in the year-ago quarter, primarily due to higher payroll-related expenses and higher financial support for pre-contract customer design validation activities. Compared to the previous quarter, sales and marketing expenses were up 11.3 percent from $15.8 million, primarily due to higher financial support for pre-contract customer design validation activities.

•	General and administrative (G&A) expenses were $10.8 million, up 8.9 percent compared to $9.9 million in the year-ago quarter, primarily due to higher cost for external services.
•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was $9.9 million compared to $6.1 million in the year-ago quarter, primarily due to lower cost per wafer resulting from lower depreciation and higher production volumes over which fixed costs are allocated. Compared to the previous quarter, equity in income of SMP was up 10.5 percent from $9.0 million, primarily due to higher selling prices and a more favorable product mix.
•	Other income (loss), net, was an income of $10.5 million, compared to a loss of $2.4 million in fourth quarter 2007, primarily due to the recognition of income arising from a technology licensing arrangement.
•	Net interest expense was $10.6 million, compared to $8.1 million in the year-ago quarter, primarily due to lower interest income arising from lower interest rates and to a lesser extent lower principal balances. Compared to the previous quarter, net interest expense was up 30.5 percent from $8.1 million, primarily due to lower interest income arising from lower interest rates and to a lesser extent lower interest capitalization associated with the ramp of Fab 7.
•	Net income for Chartered’s consolidated joint venture fab, Chartered Silicon Partners (CSP or Fab 6), was $8.6 million in first quarter 2008. Due to CSP’s cumulative losses, the obligation of its minority shareholders was reduced to zero in first quarter 2003 and none of its losses from that point forward have been allocated to the minority shareholders. When CSP subsequently becomes profitable, the profits applicable to the minority shareholders are taken to the consolidated statements of operations until the minority shareholders’ share of losses previously taken to the consolidated statement of operations is fully recovered. As such, all of CSP’s $8.6 million income in first quarter 2008 was taken to Chartered’s consolidated statement of operations. At the end of first quarter 2008, CSP’s shareholders’ deficit was $422.5 million.
•	Net income was $2.4 million, or 0.6 percent of revenues, compared to a net income of $6.3 million, or 2.0 percent of revenues in the year-ago quarter and a net income of $5.9 million or 1.7 percent of revenues in the previous quarter.
•	Basic loss per American Depositary Share (ADS) and basic loss per share in first quarter 2008 were ($0.00) and ($0.00) respectively, compared with basic earnings per ADS and basic earnings per share of $0.02 and $0.00 respectively in first quarter 2007. Diluted loss per ADS and diluted loss per share in first quarter 2008 were ($0.00) and ($0.00) respectively, compared with diluted earnings per ADS and diluted earnings per share of $0.02 and $0.00 respectively in first quarter 2007.

Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in first quarter 2008 were 424.8 thousand wafers, an increase of 42.0 percent compared to 299.2 thousand wafers in first quarter 2007. Shipments in first quarter 2008 increased by 10.9 percent compared to 383.2 thousand wafers shipped in fourth quarter 2007. Shipments including Chartered’s share of SMP were 457.2 thousand wafers, an increase of 40.4 percent compared to 325.6 thousand wafers in first quarter 2007. Shipments including Chartered’s share of SMP in first quarter 2008 increased by 10.0 percent compared to 415.5 thousand wafers shipped in fourth quarter 2007.

•	ASP was $892 per wafer in first quarter 2008, compared to $899 per wafer in fourth quarter 2007. ASP including Chartered’s share of SMP was $885 per wafer in first quarter 2008 compared to $889 per wafer in fourth quarter 2007.
Capacity and Utilization
Capacity utilization in first quarter 2008 was 86 percent compared to 70 percent in the year-ago quarter, and 81 percent in fourth quarter 2007. Total capacity in first quarter 2008 was up approximately four percent sequentially. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.
Utilization Table
Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008
Total wafers shipped	325.6	381.6	426.1	415.5	457.2
Total capacity	462.4	483.0	502.2	512.4	534.4
Utilization	70%	79%	85%	81%	86%
Capacity by Fab

(Thousand 8” equivalent wafers)	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008	Est. 2Q 2008
Fab 2	142.6	153.8	155.5	155.5	153.8	153.8
Fab 3	69.5	70.3	70.4	70.4	74.8	80.4
Fab 3E (a)	—	—	—	—	—	74.3
Fab 5 (Chartered’s share)	34.6	34.9	35.3	35.3	35.5	35.5
Fab 6	114.5	115.8	117.0	120.0	120.2	126.2
Fab 7	101.2	108.2	124.0	131.2	150.1	154.6
Total	462.4	483.0	502.2	512.4	534.4	624.8

(a)	Recently acquired eight-inch wafer fabrication facility.

Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.
Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008
Communications	36%	42%	40%	46%	48%
Computer	43%	31%	26%	20%	18%
Consumer	19%	24%	31%	31%	31%
Other	2%	3%	3%	3%	3%
Total	100%	100%	100%	100%	100%
Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008
Americas	78%	67%	63%	68%	66%
Europe	7%	9%	9%	9%	9%
Asia-Pacific	14%	22%	27%	23%	25%
Japan	1%	2%	1%	—	—
Total	100%	100%	100%	100%	100%
Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008
0.065 and below	—	6%	12%	13%	10%
Up to 0.09	27%	11%	6%	4%	7%
Up to 0.13	30%	33%	33%	31%	34%
Up to 0.15	1%	1%	—	—	—
Up to 0.18	11%	14%	16%	16%	15%
Up to 0.25	8%	11%	12%	13%	14%
Up to 0.35	14%	14%	13%	14%	12%
Above 0.35	9%	10%	8%	9%	8%
Total	100%	100%	100%	100%	100%

Recent Highlights
•	Chartered announced the extension of its joint development efforts with IBM to include 22nm bulk CMOS technology. This collaborative development program has enabled Chartered to provide foundry access to a leading technology roadmap, spanning five major generations of advanced process technology, including 90nm, 65nm, 45nm, 32nm and 22nm logic processes.

•	On March 31, 2008, Chartered completed the acquisition of Hitachi Semiconductor Singapore Pte Ltd, which owns and operates an eight-inch wafer fabrication facility located in Singapore, for a total consideration of approximately $240 million.

•	Chartered announced the signing of an agreement for a $190 million term loan facility from Societe Generale, guaranteed by Atradius Dutch State Business NV. The loan is to support the Phase 2 ramp of Fab 7.
Review and Outlook
“We are guiding for double-digit revenue growth into the second quarter mainly due to incremental revenues from the recently acquired fab, Fab 3E, and higher revenues at the leading-edge technologies, resulting from the ramp of existing as well as new 65nm customer programs,” said Thomas.
“Based on current demand levels from our customers, we are expecting revenues at the Chartered level and revenues including our share of SMP to be up approximately 17 percent and 16 percent respectively in the second quarter, compared to first quarter 2008. Excluding revenues from Fab 3E, revenues at Chartered level and revenues including our share of SMP are expected to increase approximately six percent. Revenues from 0.13-micron and below technologies, including those from 65nm, are expected to account for approximately 47 percent of our total business base revenues. Revenues from 65nm alone are expected to grow around 33 percent sequentially and represent approximately 11 percent of our total business base revenues. After comprehending approximately 17 percent sequential increase in capacity, primarily due to the acquisition of Fab 3E, we expect utilization in the second quarter to be approximately 88 percent. With this outlook, we expect to post a net income of approximately $6 million for the second quarter.”

The outlook for second quarter 2008 is as follows:

	1Q 2008	2Q 2008 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$388.2M	$455M, ± $6M (b)	Up 16% to Up 19%
Revenues including Chartered’s share of SMP	$414.1M	$480M, ± $7M (b)	Up 14% to Up 18%
ASP (c)	$892	$861, ± $20	Down 1% to Down 6%
ASP including Chartered’s share of SMP (c)	$885	$857, ± $25	Flat to Down 6%
Utilization	86%	88%, ± 3% (d)	—
Gross profit	$64.6M	$81M, ± $6M	—
Net income	$2.4M	$6M, ± $5M	—
Basic earnings (loss) per ADS (e)	($0.00)	$0.01, ± $0.02	—

(b)	For 2Q 2008, revenue guidance includes approximately $42 million from Fab 3E.

(c)	Eight-inch equivalent wafers. Excluding Fab 3E, mid-point of ASP and ASP including Chartered’s share of SMP would be approximately 2 percent higher.

(d)	For 2Q 2008, utilization guidance comprehends Fab 3E shipments and capacity. Capacity for Fab 3E is expected to be 74,300 eight-inch wafers for the quarter.

(e)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares, projected to be approximately $2.5 million in second quarter 2008.
CEO Closing Comments
“We are encouraged by the positive signs in our business, as evidenced by the revenue growth into the second quarter. Two additional 65nm customers are expected to enter production ramp in the second quarter, broadening our customer base at the leading edge. We expect the momentum to continue into the latter half of the year as more products enter into production and increase the breadth of applications we serve. Integration of Fab 3E is proceeding according to plan, and in the coming quarters, I believe we will be able to meet some of the additional requirements of existing customers in the mature technologies. Despite these positive signs, like most other businesses, we continue to be cautious about the potential negative impact from a global economic condition that could become more unfavorable going forward. In addition, we also need to deal with the challenges of intense competition and cost pressure in the foundry industry,” said Chia Song Hwee, president & CEO of Chartered.

“As we further ramp our 65nm programs and deliver on 45nm and its derivative processes to our customer base, we will not lose focus on our goal to get our breakeven utilization back on track and improve our profitability. In order to achieve that, we will continue to optimize our product portfolio and pricing, and further improve our productivity and cost structure,” concluded Chia.
Webcast Conference Call Today
Chartered will be discussing its first quarter 2008 and second quarter 2008 outlook on a conference call today, April 25, 2008, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, Thursday, April 24, 2008). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For second quarter 2008, the Company anticipates issuing its mid-quarter guidance update, via news release, on Tuesday, June 10, 2008, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

	1Q 2007	4Q 2007	1Q 2008	2Q 2008 Guidance
	Actual	Actual	Actual	Midpoint
Revenues (f)	$323.8M	$352.6M	$388.2M	$455M
Chartered’s share of SMP revenues	$21.5M	$25.2M	$25.9M	$25M
Revenues including Chartered’s share of SMP	$345.3M	$377.8M	$414.1M	$480M
ASP (g)	$1,071	$899	$892	$861
ASP of Chartered’s share of SMP revenues (g)	$817	$781	$799	$796
ASP including Chartered’s share of SMP (g)	$1,051	$889	$885	$857

(f)	Determined in accordance with US GAAP.

(g)	Eight-inch equivalent wafers.

Breakdown by Market Sector
Revenues (US GAAP) (Percentage of Total)

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008
Communications	34%	41%	40%	47%	48%
Computer	43%	30%	24%	18%	16%
Consumer	20%	26%	33%	32%	33%
Other	3%	3%	3%	3%	3%
Total	100%	100%	100%	100%	100%
Chartered’s share of SMP revenues (Percentage of Total)

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008
Communications	60%	54%	42%	44%	39%
Computer	35%	42%	53%	50%	46%
Consumer	4%	3%	4%	4%	12%
Other	1%	1%	1%	2%	3%
Total	100%	100%	100%	100%	100%
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008
Communications	36%	42%	40%	46%	48%
Computer	43%	31%	26%	20%	18%
Consumer	19%	24%	31%	31%	31%
Other	2%	3%	3%	3%	3%
Total	100%	100%	100%	100%	100%
Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008
Americas	80%	71%	67%	70%	68%
Europe	7%	9%	9%	9%	9%
Asia-Pacific	12%	19%	24%	21%	23%
Japan	1%	1%	—	—	—
Total	100%	100%	100%	100%	100%
Chartered’s share of SMP Revenues (Percentage of Total)

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008
Americas	47%	30%	23%	27%	27%
Europe	15%	9%	7%	13%	13%
Asia-Pacific	34%	56%	65%	58%	56%
Japan	4%	5%	5%	2%	4%
Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008
Americas	78%	67%	63%	68%	66%
Europe	7%	9%	9%	9%	9%
Asia-Pacific	14%	22%	27%	23%	25%
Japan	1%	2%	1%	—	—
Total	100%	100%	100%	100%	100%
Breakdown by Technology (micron)
Revenues (US GAAP) (Percentage of Total)

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008
0.065 and below	—	7%	13%	14%	11%
Up to 0.09	29%	12%	6%	4%	7%
Up to 0.13	32%	36%	35%	34%	37%
Up to 0.15	—	—	—	—	—
Up to 0.18	7%	8%	10%	11%	10%
Up to 0.25	9%	12%	13%	13%	15%
Up to 0.35	13%	15%	14%	15%	12%
Above 0.35	10%	10%	9%	9%	8%
Total	100%	100%	100%	100%	100%
Chartered’s share of SMP Revenues (Percentage of Total)

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008
0.065 and below	—	—	—	—	—
Up to 0.09	—	—	—	—	—
Up to 0.13	—	—	—	—	—
Up to 0.15	14%	14%	3%	2%	—
Up to 0.18	66%	77%	92%	86%	89%
Up to 0.25	1%	6%	2%	8%	6%
Up to 0.35	19%	3%	3%	4%	5%
Above 0.35	—	—	—	—	—
Total	100%	100%	100%	100%	100%
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008
0.065 and below	—	6%	12%	13%	10%
Up to 0.09	27%	11%	6%	4%	7%
Up to 0.13	30%	33%	33%	31%	34%
Up to 0.15	1%	1%	—	—	—
Up to 0.18	11%	14%	16%	16%	15%
Up to 0.25	8%	11%	12%	13%	14%
Up to 0.35	14%	14%	13%	14%	12%
Above 0.35	9%	10%	8%	9%	8%
Total	100%	100%	100%	100%	100%

About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the second quarter of 2008; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net income and earnings per ADS; the revenue contribution from 0.13-micron and below technologies including those from 65nm as a percentage of our total business base revenues and our estimated wafer capacity in second quarter of 2008, reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, manufacturing capacity constraints, excess inventory, life cycle, market outlook and trends for specific products; subprime mortgage issue and the slow down in the economic conditions in the United States as well as globally; demand and supply outlook in the semiconductor market; competition from other foundries and pricing pressures; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; the successful integration of Fab 3E operations into our operations; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2007 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP

	Three Months Ended March 31,
	2007	2008

Net revenue	$323,796	$388,230
Cost of revenue	252,018	323,628

Gross profit	71,778	64,602

Other revenue	5,622	5,610

Operating expenses:
Research and development	37,570	45,445
Sales and marketing	14,245	17,592
General and administrative	9,916	10,794
Other operating expenses, net	4,782	2,484

Total operating expenses	66,513	76,315

Equity in income of associated companies, net	6,097	9,793
Other income (loss), net	(1,051)	10,510
Interest expense, net	(8,070)	(10,577)

Income before income tax	7,863	3,623
Income tax expense	1,537	1,232

Net income	6,326	2,391

Less: Accretion to redemption value of convertible redeemable preference shares	2,381	2,475

Net income (loss) available to ordinary shareholders	$3,945	$(84)

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share	$0.00	$(0.00)
Diluted net earnings (loss) per ordinary share	$0.00	$(0.00)

Basic net earnings (loss) per ADS	$0.02	$(0.00)
Diluted net earnings (loss) per ADS	$0.02	$(0.00)

Number of ordinary shares (in millions) used in computing:
Basic net earnings (loss) per ordinary share	2,536.8	2,540.0
Effect of dilutive securities	7.0	—

Diluted net earnings (loss) per ordinary share	2,543.8	2,540.0

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	253.7	254.0
Effect of dilutive securities	0.7	—

Diluted net earnings (loss) per ADS	254.4	254.0

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	As of
	December 31,	March 31,
	2007	2008 (h)
		(unaudited)
ASSETS

Cash and cash equivalents	$743,173	$505,092
Restricted cash	45,092	45,510
Marketable securities	2,822	1,743
Receivables, net	237,312	303,175
Inventories	213,524	230,014
Other investments	89,290	58,153
Other current assets	22,520	23,976

Total current assets	1,353,733	1,167,663

Investment in associated companies	30,112	30,965
Technology licenses, net	62,699	65,437
Property, plant and equipment, net	2,463,789	2,692,450
Other non-current assets	115,228	61,154

Total assets	$4,025,561	$4,017,669

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$212,618	$267,583
Short-term debt	270,000	—
Current installments of long-term debt and capital lease obligations	78,663	148,962
Other current liabilities	114,630	99,008

Total current liabilities	675,911	515,553

Long-term debt and capital lease obligations, excluding current installments	1,499,917	1,635,087
Other non-current liabilities	52,747	66,803

Total liabilities	2,228,575	2,217,443

Convertible redeemable preference shares	255,837	258,312

Shareholders’ equity	1,541,149	1,541,914

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$4,025,561	$4,017,669

(h)	The unaudited condensed consolidated balance sheet as of March 31, 2008 includes the assets acquired and liabilities assumed in connection with the acquisition of Hitachi Semiconductor Singapore Pte Ltd.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	For The Three Months Ended
	March 31,	March 31,
	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$6,326	$2,391
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of associated companies, net	(6,097)	(9,793)
Cash dividends received from associated companies	8,376	8,972
Depreciation and amortization	119,495	133,247
Foreign exchange gain, net	(578)	(165)
(Gain) loss on disposal of property, plant and equipment, net	(642)	46
Others, net	2,646	4,385
Changes in assets and liabilities:
Receivables	26,330	11,138
Inventories	(13,410)	823
Other assets	(3,623)	(1,312)
Payables and other liabilities	(13,328)	(7,734)

Net cash provided by operating activities	125,495	141,998

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(287,023)	(95,498)
Payments for technology licenses	(3,015)	(3,986)
Purchase of a subsidiary, net of cash acquired	—	(234,602)
Refund of deposits placed with a vendor	—	400
Proceeds from sale of property, plant and equipment	4,551	2,715
Proceeds from redemption of other investments	—	30,048
Return of capital from associated companies	4,900	—
Others, net	(1,196)	17

Net cash used in investing activities	(281,783)	(300,906)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	—	230,151
Repayments	(36,750)	(307,013)
Capital lease payments	(980)	(1,117)
Refund of customer deposits	(10,550)	(5,609)
Issuance of ordinary shares	1,422	584
(Increase) decrease in cash restricted for debt repayments	1,663	(418)
Others, net	(900)	—

Net cash used in financing activities	(46,095)	(83,422)

Effect of exchange rate changes on cash and cash equivalents	1,847	4,249
Net decrease in cash and cash equivalents	(200,536)	(238,081)
Cash and cash equivalents at the beginning of the period	718,982	743,173

Cash and cash equivalents at the end of the period	$518,446	$505,092